September 9, 2013

WRITER'S DIRECT: (646) 428-3210 E-MAIL: ehl@dhclegal.com

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Hot Mama’s Foods, Inc. Registration Statement on Form 10-12G File No. 000-54976

Ladies and Gentlemen:

We are securities counsel to Hot Mama’s Foods, Inc. (the “Company”) and are assisting the Company with its Registration Statement on Form 10-12G (File No. 000-54976), which it filed with the Securities and Exchange Commission (the “SEC”) on July 26, 2013 (the “Form 10”).

We have reviewed the comment letter from the SEC dated August 22, 2013 regarding the Form 10 (the “Comment Letter”) and are working with the Company to help it amend the Form 10 to comply with the comments therein. The Company will file Amendment No. 1 to the Form 10 on or before September 16, 2013, which will be revised pursuant to all comments in the Comment Letter except numbers 3 (confidential treatment), 7 and 8 (June 30, 2013 financial statements) and 10 (valuation), which the Company will comply with in an additional amendment to the Form 10.

The Company recognizes that the Form 10 will become automatically effective 60 days after the initial filing date. Accordingly, it will comply with the reporting and other requirements under the Securities Exchange Act of 1934 on and after such effective date even if the SEC still has outstanding comments.

If you are in need of additional information, please feel free to contact the undersigned.

Best regards,

/s/ Elliot H. Lutzker

Elliot H. Lutzker